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                                                                  Exhibit (a)(9)

PRESS RELEASE OF THE COMPANY DATED JAN. 22, 1999

                              FOR IMMEDIATE RELEASE


            ARKANSAS BEST CORPORATION PROPOSES A MERGER IN WHICH THE
        PUBLICLY-HELD SHARES OF TREADCO, INC. WOULD BE ACQUIRED AT $9.00
                                PER SHARE IN CASH

                              (NASDAQ/NMS: "TRED")

(Fort Smith, Arkansas, January 22, 1999) -- Arkansas Best Corporation (ABFS) and Treadco, Inc. (TRED) announced today that Arkansas Best has submitted a formal proposal to Treadco's Board of Directors in which the outstanding shares of Treadco's common stock not owned by Arkansas Best would be acquired for $9.00 per share in cash. The proposal has the support of Shapiro Capital Management Company, Inc., Treadco's largest independent stockholder, which beneficially owns 1,132,775 shares (or approximately 22%) of the common stock of Treadco. Arkansas Best currently owns approximately 49% of Treadco.

Treadco will form a special committee of independent directors to consider Arkansas Best's proposal. The proposal to acquire the remaining outstanding shares of Treadco is subject to the approval of Treadco's special committee and the negotiation of a definitive agreement, which will include customary conditions to closing.

The foregoing release contains forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from current expectations due to a number of factors, including general economic conditions; competitive initiatives and pricing pressures; union relations; availability and cost of capital; shifts in market demand; weather conditions; the performance and needs of industries served by Arkansas Best's and Treadco's businesses; actual future costs of operating expenses such as fuel and related taxes; self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology; and the timing and amount of capital expenditures.


                                 END OF RELEASE

Contact:      Mr. Randall Loyd, Controller
              Telephone:  (501) 788-6463